UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                           Chestatee Bancshares, Inc.
                           --------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   16549R 10 4
                                 --------------
                                 (CUSIP Number)

                                 Deborah McLeod
                                6639 Hwy 53 East
                              Dawsonville, GA 30534
                                  706-216-2265
       -------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                    11/22/02
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 16549R 10 4
                              ---------------------

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(1)      Names of Reporting Persons.
         SS or IRS Identification No.                           David E. Johnson
                                                                ----------------

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(2)      Check the Appropriate Box if a Member
         of a Group                                                       a [ ]
                                                                          b [ ]

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(3)      SEC Use Only

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(4)      Source of Funds                                                    PF .
                                                                            ----

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(5)      Check if Disclosure of Legal Proceedings
         is Required Pursuant to Items 2(d) or 2(e)                          [ ]

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(6)      Citizenship or Place of Organization                                 US
                                                                              --

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
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                                    (7)     Sole Voting Power           147,446*

                                    --------------------------------------------
Number of Shares
Beneficially Owned                  (8)     Shared Voting Power                0
By Each Reporting
Person with                         --------------------------------------------

                                    (9)     Sole Dispositive Power      147,446*

                                    --------------------------------------------

                                    (10)    Shared Dispositive Power           0

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(11)     Aggregate Amount Beneficially Owned by
         Each Reporting Person                                          147,446*

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(12)     Check if the Aggregate Amount in
         Row (11) Excludes Certain Shares                                    [ ]

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(13)     Percent of Class Represented by Amount in
         Row (11)                                                           5.2%

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(14)     Type of Reporting Person                                           IN .
                                                                            ----

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*        Includes 16,000 shares of the common stock of the issuer, available upon exercise of his options, not yet acquired by Mr. Johnson but included in his beneficial ownership pursuant to Rule 13d-3(d)(1)(A).

Item 1.   Security and Issuer.

          This Statement relates to the common stock, no par value (the "Common Stock") of Chestatee Bancshares, Inc., with its principal executive offices located at 6639 Highway 53 East, Dawsonville, Dawson County, Georgia 30354.

Item 2.   Identity and Background.

          (a)  The individual filing this Statement is David E. Johnson.
          (b)  His residence is 260 Gold Leaf Terrace, Dawsonville, GA 30534.
          (c) His present principal occupation is President and Owner, Sleeveco, Inc., located at 103 Lumpkin Campground Road North, Dawsonville, GA 30534. Mr. Johnson serves as a director of the issuer.
          (d) Mr. Johnson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) Mr. Johnson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          (f)  Mr. Johnson is a U.S. citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

          All of the funds, $400,000.00, used to purchase the 40,000 shares of the Common Stock come from Mr. Johnson's personal funds. No part of the funds comes from a loan made in the ordinary course of business by a bank.

Item 4.   Purpose of Transaction.

          The purpose of the purchase of the 40,000 shares of the Common Stock is for personal investment. Mr. Johnson has no present plans or proposals that would result in:

          (a) the acquisition by Mr. Johnson of additional securities of the issuer or the disposition of securities of the issuer;

          (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the issuer;

          (f) any other material change in the issuer's business or corporate structure;

          (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

          (h) a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) Mr. Johnson beneficially owns 147,446 shares of the Common Stock of the issuer. Of this amount, Mr. Johnson has a right to acquire within sixty days 16,000 shares of the Common Stock by exercise of stock options in the Common Stock granted to him. Based upon the most recently available filing with the Securities and Exchange Commission, which Mr. Johnson believes to be current, there are 2,850,000 shares of the Common Stock issued and outstanding. Consequently, Mr. Johnson beneficially owns 5.2% of the Common Stock issued and outstanding.

           (b) Mr. Johnson has the sole power to vote 147,446 shares of the Common Stock upon exercise of his stock options (i.e., 131,446 shares prior to the exercise of his stock options). Mr. Johnson has the sole power to dispose or direct the disposition of 147,446 shares of the Common Stock upon exercise of his stock options (i.e., 131,446 shares prior to the exercise of his stock options).

          (c) During the past sixty days, Mr. Johnson purchased 40,000 shares of the Common Stock for personal investment effective November 22, 2002.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          No contracts, arrangements, understandings or relationships exist with respect to the Common Stock between Mr. Johnson and any other person or entity.

Item 7.   Material to be Filed as Exhibits.

          None.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                  Date:   December 16, 2002
                          -----------------------------------


                  By:     /s/David E. Johnson
                          -----------------------------------


                  Name:   David E. Johnson
                          -----------------------------------


                  Title:  Director, Chestatee Bancshares, Inc.
                          ------------------------------------